UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14543

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

LABOR READY, INC. 401(k) Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Labor Ready, Inc.
1015 A Street
Tacoma, Washington 98402

REQUIRED INFORMATION

Labor Ready, Inc. 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedules and exhibits are filed as a part of the Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Information

Assets held for investment purposes

Schedule of Delinquent Participant Contributions

Signatures

Exhibits

Report of Independent Registered Public Accounting Firm

Benefits Committee
Labor Ready, Inc. 401(k) Plan
Tacoma, Washington

We have audited the accompanying statements of net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Labor Ready, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LeMaster & Daniels PLLC
Spokane, Washington
May 23, 2006

LABOR READY, INC. 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
ASSETS:
Investments, at fair value:
Guaranteed interest contract	$1,380,928	$1,039,001
Employer stock	3,413,077	3,024,611
Mutual funds	7,114,445	4,606,738
Participant notes receivable	298,148	317,335
	12,206,598	8,987,685
Contributions receivable:
Participants	168,111	191,283
Employer, employer stock	—	381,001
Employer, cash	482,115	—
	650,226	572,284

Net Assets Available for Benefits	$12,856,824	$9,559,969

See accompanying notes to financial statements.

LABOR READY, INC. 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended
	December 31,
	2005	2004
Additions:
Investment income:
Interest and dividends	$56,348	$47,515
Net appreciation in fair value of investments	1,316,270	1,196,680
	1,372,618	1,244,195

Contributions:
Participant	2,057,983	1,736,444
Employer	430,956	381,001
Rollovers	110,272	83,404
	2,599,211	2,200,849

Total additions	3,971,829	3,445,044

Deductions:
Benefits paid to participants	1,342,317	1,154,567
Administrative expenses	5,025	13,018

Total deductions	1,347,342	1,167,585

Net Increase	2,624,487	2,277,459

Transfer of assets from plan merger	672,368	—

Net Assets Available for Benefits:

Beginning of year	9,559,969	7,282,510

End of year	$12,856,824	$9,559,969

See accompanying notes to financial statements.

Labor Ready, Inc. 401(k) Plan
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Labor Ready, Inc. 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established by Labor Ready, Inc. (the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All permanent employees of the Company who are 21 years of age or older and who have completed six months of service are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).

Contributions and Participant Investment Options

Eligible employees may elect to defer a specific amount of compensation each year instead of receiving that amount in cash. The total deferrals in any taxable year may not exceed a dollar limit that is set by law, which was $14,000 and $13,000 for 2005 and 2004. Participants turning age 50 or older may elect to defer additional amounts to the Plan (called “catch-up contributions”). The additional amounts may be deferred regardless of any other limitations on the amounts deferred to the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

During 2005 and 2004, the Company provided a discretionary matching contribution equal to 25% of each participant’s deferral contribution. Participants must be employed as of the end of the year to receive the matching contribution. Effective December 30, 2005, employer matching contributions are contributed in cash at each payroll period instead of annually.

Participants may direct the investment of their contributions, along with employer matching contributions, into various investment options offered by the Plan which are currently a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest contract (the fixed account), and Company common stock.

Participant Accounts

Participant accounts are valued daily based on quoted market prices. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution (b) Plan earnings or losses, and (c) certain administrative expenses. Participants are charged directly with costs associated with the mutual funds and loan processing fees, as applicable. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Payments of Benefits

Participants are fully vested in their contributions, plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts, plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service or upon death or disability. In the event of termination of employment prior to the completion of five years of continuous service, for any reason other than death or disability, participants forfeit their nonvested portion of employer matching contributions.

Upon termination of employment, the participant is entitled to receive the vested portion of his or her account. All distributions from the Plan are paid in one lump-sum payment in cash or, at the election of the Trustee, in property. If the vested amount is less than $5,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $5,000, the participant must consent to the distribution before it may be made.

Participant Loans and Withdrawals

A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. The loans are secured by the balance in the participant’s account and are repaid through payroll deductions over periods ranging up to 60 months, unless the loan is used to acquire a principal residence, in which case the loan may be issued for a reasonable time, determined by the Plan administrator. The interest rate is also determined by the Plan administrator based on prevailing market conditions, and is fixed over the life of the loan.

A participant may make a withdrawal to satisfy certain immediate and heavy financial needs of the participant provided the participant has obtained all other nontaxable loans currently available under all Plans maintained by the Company. Participant contributions are suspended for the six months following a hardship withdrawal.

Forfeited Accounts

Forfeited nonvested accounts are used to reduce future employer discretionary matching contributions. Unallocated forfeitures as of December 31, 2005 and 2004 totaled $54,274 and $73,199, respectively.

Plan Administration

ING Life Insurance and Annuity Company (ING) serves as the investment manager, recordkeeper and trustee for the Plan. The Plan is administered by an employee benefits committee, whose members are approved by the Compensation Committee of the Board of Directors of the Company. Certain Plan investments are shares of registered investment company funds and a guaranteed interest contract (the fixed account) managed by ING; transactions in these funds and account qualify as permitted party-in-interest transactions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments consist of a variety of mutual funds (underlying investments of the group annuity contract), a guaranteed interest contract (the fixed account), Company common stock and participant loans.

Investments in mutual funds are reported at fair value based on quoted market prices. The fixed account (guaranteed interest contract) is not considered fully benefit responsive; therefore, it is reported at fair value. Participant loans are recorded at book value, which approximates fair value. The Labor Ready, Inc. common stock fund includes shares of Labor Ready, Inc. and cash, and is reported based on unitized value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments and withdrawals are recorded when paid.

NOTE 3 - INVESTMENTS

As of December 31, 2005 and 2004 the Plan’s investments were held by ING Life Insurance and Annuity Company. Investments that represent 5% or more of the Plan’s net assets in either year are separately identified:

	December 31,
	2005	2004

Guaranteed interest contract:
ING Fixed Account	$1,380,928	$1,039,001
Mutual funds:
Fidelity VIP Contrafund Portfolio	1,310,360	883,782
The Growth Fund of America	782,325	523,652
Baron Growth Fund	1,120,552	804,061
EuroPacific Growth Fund	685,213	401,546
Other	3,215,995	1,993,697
Labor Ready, Inc. Common Stock Fund	3,413,077	3,024,611
Participant loans	298,148	317,335

	$12,206,598	$8,987,685

Net appreciation in value of the Plan’s investments (including investments bought, sold, and held during the year) for the years ended December 31, 2005 and 2004, was as follows:

	Years Ended December 31,
	2005	2004

Mutual funds	$604,989	$510,536
Labor Ready, Inc. Common Stock Fund	711,281	686,144

	$1,316,270	$1,196,680

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their employer contributions.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 30, 2001, that the Plan is designed in accordance with applicable sections of the IRC. The Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2005	2004

Net assets available for benefits per the financial statements	$12,856,824	$9,559,969
Participant contributions receivable	(168,111)	(191,283)
Employer contributions receivable	(482,115)	(381,001)

Net assets available for benefits per Form 5500	$12,206,598	$8,987,685

The following is a reconciliation of employers’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2005	2004

Employer contributions per the financial statements	$430,956	$381,001
Employer receivable prior year	381,001	229,600
Employer receivable current year	(482,115)	(381,001)

Employer contributions per Form 5500	$329,842	$229,600

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of employees’ contribution per the financial statements to Form 5500:

	Years Ended December 31,
	2005	2004

Participant contributions per the financial statements	$2,057,983	$1,736,444
Participant contributions receivable prior year	191,283	—
Participant contributions receivable current year	(168,111)	(191,283)

Participant contributions per Form 5500	$2,081,155	$1,545,161

NOTE 7 - ADMINISTRATIVE FEES

Certain administrative functions are performed by officers and employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party to perform certain administrative functions. The Company pays all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees which are allocated to participants.

NOTE 8 - RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of ING Life Insurance and Annuity Company (ING). ING acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

Participant contributions amounting to $71,579 were withheld from participants’ pay during the months of January and February 2005 but were inadvertently not remitted to the Plan’s trust within 15 business days following the month in which such amounts were withheld. This constituted a $71,579 loan from the Plan to the Plan sponsor which is considered to be a nonexempt party-in-interest transaction. The loan amount, plus lost investment earnings of $7,104, was remitted in total to the Plan’s trust by May 2005.

Participant contributions amounting to $47,000 were withheld from participants’ pay during the months of September and December 2004 but were inadvertently not remitted to the Plan’s trust within 15 business days following the month in which such amounts were withheld. This constituted a $47,000 loan from the Plan to the Plan sponsor which is considered to be a nonexempt party-in-interest transaction. The loan amount, plus lost investment earnings of $13,006, was remitted in total to the Plan’s trust by May 2005.

NOTE 9 - RISK AND UNCERTAINTIES

The Plan provides for investment options encompassing various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE 10 - PLAN MERGER

Labor Ready merged the Gevity HR 401(k) Plan, the Plan of Spartan Staffing (one of Labor Ready’s acquired brands), into the Labor Ready Plan effective June 30, 2005. Assets transferred into the Plan totaled $672,368.

NOTE 11 - SUBSEQUENT EVENT

Effective January 1, 2006, Plan participation provisions were amended. All permanent employees of the Company who meet the eligibility requirements of the Plan will automatically become participants under the Plan as of the entry date coinciding with the beginning of the next eligibility date (January 1, April 1, July 1, or October 1). Participants are automatically enrolled at a deferral percentage of 2%. Under the terms of the automatic enrollment program, if an employee fails to select investment options for contributions credited to his or her participant account, such contributions will be invested in the Income Fund of America.

Assets Held for Investment Purposes

Labor Ready, Inc. 401(k) Plan
December 31, 2005

EIN #:  91-1287341
Plan #: 001

Identity of Issuer, Borrower,Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

Guaranteed interest contract:
* ING Fixed Account	1,038,928 shares	$1,380,928
Common stock
* Labor Ready, Inc.	Common Stock Fund	3,413,077

Mutual Funds:
* ING VP Index Plus Large Cap Portfolio	1 share	13
* ING GNMA Income Fund	9,597 shares	111,261
* ING Intermediate Bond Fund	11,065 shares	133,755
* ING Strategic Allocation Balance Portfolio	10,113 shares	110,943
* ING Strategic Allocation Growth Portfolio	12,647 shares	133,110
* ING Strategic Allocation Income Portfolio	10,191 shares	118,422
The Income Fund of America	13,533 shares	282,619
The Growth Fund of America	25,335 shares	782,325
Oppenheimer Main Street Fund	50,380 shares	454,610
Washington Mutual Investors Fund	3,471 shares	114,760
Fidelity VIP Contrafund	105,026 shares	1,310,360
Fidelity Advisor Mid Cap Fund	31,563 shares	401,503
Baron Growth Fund	67,463 shares	1,120,552
Evergreen Special Values Fund	24,307 shares	494,921
T. Rowe Price Mid-Cap Value Fund	13,386 shares	252,945
VVIF Small Company Growth Portfolio	6,384 shares	74,781
EuroPacific Growth Fund	15,605 shares	685,213
Templeton Growth Fund	34,197 shares	532,352
		7,114,445

Participant loans	Interest rates from 5% to 9% per annum; maturity dates from 2006 through 2015	298,148

		$12,206,598

*          Represents party-in-interest.

Since all investments are participant-directed, cost information is omitted in accordance with instructions for preparation of 2005 Form 5500, Return of Employee Benefit Plan.

See accompanying report of independent registered public accounting firm.

Delinquent Participant Contributions

Labor Ready, Inc. 401(k) Plan
December 31, 2005

Identity of Party Involved	Description of Transaction: Participant Contributions Transferred Late to the Plan	Current Value of Total Amounts That Constitute Non Exempt Prohibited Transactions
* Labor Ready, Inc.	$71,579	$71,579

*          Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan, which is the Plan administrator of the Labor Ready, Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Labor Ready, Inc. 401(k) Plan

By: Employee Benefits Committee of the Labor Ready, Inc. 401(k) Plan

/s/ Renee Paravecchio
Renee Paravecchio, Trustee of the Plan
June 20, 2006